TASEKO MINES LIMITED
Management’s Discussion and Analysis

This management’s discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited (“Taseko”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes thereto, prepared in accordance with IFRS for the three-month period ended March 31, 2012 (collectively, the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2011, prepared in accordance with IFRS, the related MD&A, and the most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

This MD&A is prepared as of May 8, 2012. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

TASEKO MINES LIMITED
Management’s Discussion and Analysis

FINANCIAL HIGHLIGHTS

	Three months ended
	March 31,
(Cdn$ in thousands, except per share amounts)	2011	2010
Revenues	$55,353	$58,801
Net earnings (loss)	(8,344)	5,753
Per share (“EPS”) [1]	(0.04)	0.03
Adjusted net earnings [2]	1,272	7,971
Per share (“adjusted EPS”) [1,2]	0.01	0.04
EBITDA [2]	(4,337)	15,301
Adjusted EBITDA [2]	9,049	16,617
Capital expenditures	41,472	6,799
	As at	As at
	Mar. 31, 2012	Dec. 31, 2011
Cash and equivalents	$318,307	$277,792
Dual currency deposits within other financial assets	-	40,602
Non-cash working capital	(9,242)	98,117
Net (cash) debt [2]	(84,981)	(86,139)
Equity	482,304	496,817

1 Calculated using weighted average number of shares outstanding under the basic method.
2 Adjusted net earnings, adjusted EPS, EBITDA, adjusted EBITDA and net (cash) debt are non-GAAP financial performance measures with no standard definition under IFRS. See pages 16-18 of this MD&A.

RECENT DEVELOPMENTS AND MARKET REVIEW

Aley resource update

On March 28, 2012, we announced a 170% mineral resource increase and an upgrade to a measured and indicated resource, compared to inferred resource previously-reported in our September 2011 technical report.

Normal course issuer bid

On February 3, 2012, we commenced a normal course issuer bid for up to 10 million common shares of the Company.

Market review

Copper markets were strong throughout the first quarter. While prices declined as compared to the same period last year, they remain high when compared to long-term marginal costs of producers. This reflects continued supply constraints impacting prices relatively more than the impact of slowing demand in China and other large copper-consuming economies. LME inventories declined through the first quarter. Copper prices climbed in January and remained relatively stable with an average of US$3.77 per pound for the first quarter of 2012.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

FINANCIAL PERFORMANCE

Earnings

	Three months ended
	March 31,
(Cdn$ in thousands)	2012	2011	Change	% Change
Net (loss) earnings	$(8,344)	$5,753	$(14,097)	(245%	)
Unrealized loss (gain) on derivatives	15,484	(3,180)	18,664	(587%	)
Gain on sale of marketable securities	(235)	-	(235)	-
Changes in fair value of warrants	-	529	(529)	(100%	)
Unrealized (income) loss on DCDs	(171)	636	(807)	(127%	)
Foreign currency translation (gains) losses	(1,692)	3,331	(5,023)	(151%	)
Tax effect of adjustments	(3,770)	902	(4,671)	(518%	)
Adjusted net earnings [1]	$1,272	$7,971	$(6,699)	(84%	)

1 Adjusted net earnings is non-GAAP financial performance measures with no standard definition under IFRS. See pages 16-18 of this MD&A.

In the first quarter of 2012, we realized a net loss of $8.3 million, compared to net earnings of $5.8 million in the prior-year quarter. Included in net earnings are a number of items that management believes require adjustment in order to better measure the underlying performance of the business, and has presented these items in the table above.

Unrealized gains/losses on derivatives can vary significantly each period and have a significant impact on earnings. These swings are a result of changes in the derivatives comprising our hedge program at the balance sheet date, and marking-to-market this copper hedge position using the forward copper price at the balance-sheet date. The hedge position at the end of March 31, 2012 was comprised of collars hedging 90% of our share of Gibraltar’s estimated copper production for the remainder of 2012, whereas the hedge position at the end of March 31, 2011 was comprised of put options on our share of Gibraltar’s estimated copper production for the second and third quarters of 2011.

We remove the foreign currency translation impact, the unrealized gains/losses on the derivative instruments, and the unrealized income/losses on dual currency deposits (DCDs) from our adjusted net earnings measure as they are not indicative of a realized economic gain/loss or the underlying performance of the business in the period. The realized gains/losses on these monetary items and derivative and financial positions are reflected in net earnings in the period in which the position is settled.

The resultant adjusted net earnings is a non-GAAP performance measure that we believe is more representative of ongoing operations. Contributing to the $6.7 -million decrease in the adjusted quarterly net earnings year over year are the following changes:

  $3.4-million decrease in revenues associated with lower realized copper prices;
  $4.7-million increase in cost of sales;
  $3.9-million increase in exploration and evaluation expenses;
  $2.8-million increase in interest expense associated with the April 2011 senior notes issuance;
  offset by a $3.6-million reduction in copper hedge costs and general and administrative expenses; and
  an estimated $4-million for the associated tax effects of these items.

Each of the above-noted changes is examined in further detail in the sections below.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Revenues

	Three months ended
	March 31,
(Cdn$ in thousands)	2012	2011	Change	% Change
Copper concentrate	$49,241	$52,434	$(3,193)	(6%	)
Copper cathode	72	1,423	(1,351)	(95%	)
	$49,313	$53,857	$(4,544)	(8%	)
Molybdenum concentrate	5,290	4,066	1,224	30%
Silver contained in copper concentrate	750	878	(128)	(15%	)
	$55,353	$58,801	$(3,448)	(6%	)
(thousands of pounds, unless otherwise noted)
Copper concentrate	12,736	12,422	314	3%
Copper cathode	-	333	(333)	(100%	)
Total copper sales	12,736	12,755	(19)	0%
Average realized copper price (US$ per pound) [1]	$3.87	$4.28	$(0.42)	(10%	)
Molybdenum concentrate	354	231	123	53%
Average realized molybdenum price (US$ per pound) [1]	$14.92	$17.82	$(2.90)	(16%	)

1 The average exchange rate used for first quarter 2012 was CAD/USD $1.0013 (2011: $0.9859).

Copper sales volumes during the quarter remained relatively constant year over year. Our copper revenues, however, are down 8% due to lower realized copper prices. London Metals Exchange (LME) copper prices averaged US$3.77 per pound in first quarter 2012, down 14% compared to US$4.38 per pound in first quarter 2011. The Company’s average realized copper price of US$3.87 per pound for first quarter 2012 was slightly better than the LME average. Molybdenum revenues have increased 30% benefitting from a 53% increase in sales volumes. The impact of the increased sales volumes has been partially offset by a decline in molybdenum prices year over year.

Cost of sales

	Three months ended
	March 31,
(Cdn$ in thousands)	2012	2011	Change	% Change
Direct mining costs	$37,249	$29,631	$7,618	26%
Depreciation	3,696	2,400	1,296	54%
Treatment and refining costs	2,761	2,552	209	8%
Transportation costs	3,134	2,766	368	13%
Changes in inventories of finished goods and WIP	(8,609)	(3,774)	(4,835)	128%
	$38,231	$33,575	$4,656	14%
Copper production (thousands of pounds)	15,638	14,436	1,201	8%
Copper sales (thousands of pounds)	12,736	12,755	(19)	0%
Direct mining costs per pound produced (per pound)	2.38	2.05	0.33	16%
Depreciation per pound produced (per pound)	0.24	0.17	0.07	42%
Treatment and refining costs per pound sold (per pound)	0.22	0.20	0.02	8%
Transportation costs per pound sold (per pound)	0.25	0.22	0.03	13%

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Contributing to the year-over-year increase in direct mining costs for the quarter was a 13% increase in tons mined. The strip ratio in first quarter 2012 was 2.9, an increase over the 2.5 strip ratio in prior-year quarter. In addition, direct mining costs were impacted by increased repairs and maintenance costs incurred during first quarter 2012, which were over 75% higher than first quarter 2011. The increase is primarily due to planned conveyor and SAG mill motor maintenance and replacement of discharge liners, grates and pulp lifters. The increase in direct mining costs on a ‘per-unit of production’ basis is also affected by the decrease in grade and recovery year over year. (See Operating Statistics on page 9 for additional details).

Depreciation expenses have increased year over year, reflecting an increase in assets placed into service. Transportation costs have increased on a ‘per-unit of sales’ basis, consistent with increases observed in the market over the course of the past twelve months.

Other expenses and income

	Three months ended
	March 31,
(Cdn$ in thousands)	2012	2011	Change	% Change
General and administrative	$5,384	$6,622	$(1,238)	(20%	)
Exploration and evaluation	$4,319	$372	$3,947	>999%
Other operating expenses:
Realized loss on copper derivatives	$1,689	$4,095	$(2,406)	(59%	)
Unrealized loss (gain) on copper derivatives	15,484	(3,180)	18,664	(587%	)
Loss on sale of property, plant and equipment	73	-	73	100%
Management fee income	(255)	(188)	(67)	(36%	)
	$16,991	$727	$16,264	>999%

The decrease in general and administrative expenses in first quarter 2012 is primarily due to a $1.5 -million decrease in share-based compensation expense year over year, offset by some modest increases in other expenses.

The increase in exploration and evaluation expenses year over year reflects a significant increase in activity at both the Aley project and the New Prosperity project. During first quarter 2012, approximately $1.9 million was spent on Aley and approximately $2.4 million was spent on the New Prosperity project.

The Company purchased put options for 68.8 million pounds of 2012 copper production. The puts were partially financed by selling calls for an equivalent amount of copper, for a net cost of US$0.10 per pound. These costs will be realized over the course of 2012, $1.7 million of which was recognized in the first quarter of 2012. The outstanding copper derivatives are also marked-to-market each period end to fair value with any changes in fair value recognized in income as unrealized gains or losses. In first quarter 2012, we recognized $15.5 million in unrealized losses as a result of the movement in copper prices since the 2011 year end, as well as the expiry of contracts during the quarter.

For 2011, we purchased a series of put options for a total of 69.4 million pounds of copper and the premium paid on these put options was approximately US$0.20 per pound. The $4.1 -million realized loss on copper derivatives reflects the net cost of the put options that expired during the first quarter 2011. A $3.1 -million unrealized gain was recognized on the remaining outstanding put option contracts at the end of first quarter 2011.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Finance expenses

	Three months ended
	March 31,
(Cdn$ in thousands)	2012	2011	Change	% Change
Interest expense	$3,777	$955	$2,822	295%
Accretion on PER	596	249	347	139%
Foreign exchange loss	-	2,976	(2,976)	(100%	)
	$4,373	$4,180	$193	5%

Interest expense has increased primarily as a result of the issuance of the US$200 million in senior notes in April 2011. Interest expense on secured equipment loans and capital leases has also increased slightly year over year. Interest expense for first quarter 2012 is net of $1.1 million of interest capitalized on the GDP3 project.

Foreign exchange gains and losses arise as a result of the significant transactions we undertake in US dollars. All of our revenue transactions are denominated in US dollars. We incur certain capital and operating expenditures in US dollars, as well as make interest payments on our senior notes in US dollars. As a result of movements in exchange rates between the date we initially record our transaction and the date payment is made/received, we incur foreign exchange gains and losses. In addition, we have significant monetary assets and liabilities denominated in US dollars that are translated to our functional currency, which is Canadian dollars, at each balance sheet date, resulting in a foreign exchange gain or loss. These monetary assets and liabilities include cash, accounts receivable and the senior notes. The swing from a loss position in first quarter 2011 to a gain position in first quarter 2012 is primarily due to the translation of the senior notes in 2012. The senior notes had not yet been issued at the end of the first quarter 2011.

Finance income

	Three months ended
	March 31,
(Cdn$ in thousands)	2012	2011	Change	% Change
Interest income	$1,901	$1,440	$461	32%
Change in fair value of warrants	-	(529)	529	(100%	)
Gain on sale of marketable securities	235	-	235	100%
Realized gain (loss) on DCDs	112	(408)	520	(127%	)
Unrealized income (loss) on DCDs	171	(636)	807	(127%	)
Foreign exchange gain	1,450	-	1,450	100%
	$3,869	$(133)	$4,002	>(999%	)

Interest income is primarily comprised of income earned on the promissory note and reclamation deposits.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Income tax

	Three months ended
	March 31,
(Cdn$ in thousands)	2012	2011	Change	% Change
Current expense	$4,070	$4,090	$(20)	0%
Deferred expense (recovery)	(5,802)	3,349	(9,151)	(273%	)
	$(1,732)	$7,439	$(9,171)	(123%	)
Effective tax rate	17.2%	56.4%
Canadian statutory rate	25.0%	26.5%

In first quarter 2012, we realized an income tax recovery, compared to income tax expense in first quarter 2011. Current cash taxes were relatively constant year over year.

The effective tax rate for first quarter 2012 is approximately 8 percentage points lower than the statutory rate primarily due to the BC Mineral tax, permanent differences and unrecognized tax benefits. Certain items that are deductible for income tax purposes are not deductible for BC Mineral tax purposes which contribute to a 14 percentage point reduction from the statutory rate. Permanent differences, such as non-deductible share-based compensation, accounted for an offsetting 1 percentage point increase. There were unrecognized tax benefits related to unrealized foreign exchange gain on debt, which contribute an additional 5 percentage point increase. When these differences are applied to the net income, they impact the effective tax rate significantly. Other items including the impact of the reduction of corporate tax rates created minor impacts on the effective tax rate.

The effective tax rate for first quarter 2011 is higher than the statutory rate due to the mineral tax, permanent differences and unrecognized tax benefits. Certain items that are deductible for income tax purposes are not deductible for BC Mineral tax purposes which contribute a 19 percentage point increase over the statutory rate. In addition, permanent differences, such as non-deductible share-based compensation, accounted for an additional 10 percentage point increase over the statutory rate.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

REVIEW OF OPERATIONS AND PROJECTS

Gibraltar mine

GIBRALTAR OPERATING STATISTICS (100% BASIS)	Three months ended March 31,
	2012	2011
Tons mined (millions)	15.7	14.0
Tons milled (millions)	3.9	3.2
Stripping ratio	2.9	2.5
Copper concentrate
Grade (%)	0.305	0.337
Recovery (%)	87.0	89.8
Production (million pounds)	20.7	19.2
Sales (million pounds)	17.0	16.6
Copper cathode
Production (million pounds)	0.1	0.1
Sales (million pounds)	-	0.4
Molybdenum
Grade (%)	0.013	0.013
Recovery (%)	43.1	36.7
Production (thousand pounds)	438	316
Sales (thousand pounds)	472	309
Per unit data [1,4]
Operating cash costs [2] (US$ per pound)	$2.38	$2.08
By-product credits [3] (US$ per pound)	(0.39)	(0.35)
Net operating cash costs of production [1] (US$ per pound)	$1.99	$1.73

1 Operating cash costs and net operating cash costs of production are non-GAAP financial performance measures with no standard definition under IFRS. See pages 16-18 of the Company’s MD&A.
2 Operating cash costs are comprised of direct mining costs which include personnel costs, mine site general & administrative costs, non-capitalized stripping costs, maintenance & repair costs, operating supplies and external services. Non-cash costs, such as share-based compensation and depreciation, have been excluded.
3 By-product credits are calculated based on actual sales of molybdenum and silver for the period, divided by the total pounds of copper produced during the period.
4 Per unit data may not sum due to rounding.

First-quarter results

In first quarter 2012, the Gibraltar mine mined 15.7 million tons and milled 3.9 million tons, increases of 13% and 23%, respectively, over the first quarter of 2011. The strip ratio in first quarter 2012 was 2.9, an increase over the 2.5 strip ratio in prior-year quarter.

Copper concentrate production during first quarter 2012 was 20.7 million pounds, an 8% increase over the 19.2 million pounds produced in the first quarter 2011. The increase in copper concentrate production is primarily a result of the 23% increase in tons milled, offset by a 9% lower head grade and lower recoveries. Average mill throughput during first quarter 2012 was 49,700 tons per operating day, with 86.5% operating time. This was lower than expected due to downtime in March for maintenance on the main line conveyor and SAG mill motors and replacement of the SAG pulp lifters and grates.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Molybdenum production during first quarter 2012 was 438 thousand pounds, up 38% compared to the prior-year quarter, as a result of the increase in tons milled as well as a 17% increase in molybdenum recovery.

Figure 1: Net operating cash costs of production1,2 per pound
(first quarter 2012 compared to first quarter 2011)

1 Net operating cash costs of production is a non-GAAP financial performance measure with no standard definition under IFRS. See pages 16-18 of the Company’s MD&A.
2 Per unit cash costs of production may not sum due to rounding.

In the first quarter 2012, total net operating cash costs per pound of copper produced averaged US$1.99, a 15% increase over the US$1.73 averaged during first quarter 2011. Positively impacting net operating cash costs per unit of production year over year was the 8% increase in copper pounds produced, higher by-product credits and a weaker Canadian dollar in first quarter 2012 compared to first quarter 2011. Net operating cash costs per unit of production were adversely impacted by a significant increase in repairs and maintenance costs, higher labour costs and an increase in consumable costs.

Gibraltar Development Plan (GDP3)

The total GDP3 Project capital cost is estimated at $325 million and, to date, commitments have been made for approximately 72% of the project capital requirements. Engineering Procurement and Construction Management (EPCM) activities on the $237-million infrastructure portion of the project continue to progress as planned. Major equipment purchases for the concentrator, molybdenum plant and infrastructure are complete and detailed engineering activities for the project structural, mechanical and electrical systems continue. Orders and contracts for approximately 64% of the infrastructure portion of the project budget have been placed and, as reported previously, all of the major mining equipment has been purchased. Shipment of long lead items continues and the first major items, including substation transformers and the ball mill shells, have been received at the mine site.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Construction activities are proceeding as planned. The construction of the #2 concentrator building continues and assembly of the first conveyor systems has commenced. The erection of the grinding mills is scheduled to begin in May.

The project remains on time and on budget. The EPCM contractor completed a mid-project review of completion cost and schedule in April 2012 and there are no outstanding factors which indicate a miss on either parameter. Commissioning of the facilities is scheduled to commence in December 2012.

New Prosperity project

The Company completed a field program in early April for the purpose of obtaining information for the federal environmental assessment of the proposed New Prosperity project.

The environmental assessment announced by CEAA remains in process under the timeline identified in their November 7, 2011 press release. The public comment period on the draft terms of reference and environmental impact statement guidelines commenced on January 23, 2012 and was completed on February 22, 2012. The guidelines were finalized and issued by the Minister of Environment on March 16, 2012. The terms of reference for the panel have yet to be finalized by the Minister.

Aley project

On March 28, 2012, we announced a 170% mineral resource increase and an upgrade to a measured and indicated resource, compared to inferred resource previously-reported in our September 2011 technical report. The new resource estimate is based on drill data gathered from the 2011 program, along with historical data.

The measured and indicated resource is 286 million tonnes with an average grade of 0.37% Nb2O5, at a 0.2% Nb2O5 cutoff. There is an additional 144 million tonnes of inferred resource with an average grade of 0.32% Nb2O5. A total of 739 million kilograms of niobium are contained in the measured and indicated resource with an additional 323 million kilograms in the inferred resource, respectively.

Metallurgical testwork is in progress. Engineering work on minesite components, tailings storage facility, and transmission line options is also ongoing. We expect to finalize a feasibility study and be in a position to make an investment decision by early 2013.

FINANCIAL CONDITION REVIEW

Balance sheet review

Total assets were $974.4 million at March 31, 2012, a slight decrease from total assets of $994.7 million at December 31, 2011. Contributing to the decrease in total assets was a $50 million decrease in current assets, offset by a $31-million increase in property, plant and equipment.

Our asset base is comprised principally of non-current assets including property, plant and equipment, reflecting the capital intensive nature of the mining business. Our current assets include cash, accounts receivable, other financial assets and inventories (supplies and production inventories), along with other current assets that are primarily prepaid expenses and deposits. Production inventories, accounts receivable and cash balances fluctuate in relation to our shipping and cash settlement schedules, which provide for payment typically one month after the month of arrival at the receiving port.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Total liabilities decreased slightly, from $497.9 million as at December 31, 2011 to $492.1 million at March 31, 2012. The main items contributing to the decrease in total liabilities include a $15-million reduction in provision for environmental rehabilitation (PER) and a $7-million reduction in royalty obligation, offset by a $24-million increase in accounts payable and accrued liabilities. The increase in accounts payable and accrued liabilities is attributable to the increased activity at GDP3.

The PER valuation was adjusted during first quarter 2012 for changes in estimated cash flows required to discharge the liability, along with a change in the discount rates. The Bank of Canada long-term benchmark bond rate used as a proxy for long-term discount rates increased to 2.66% at March 31, 2012 compared to 2.49% at December 31, 2011. Given the long timeframe over which environmental rehabilitation expenditures are expected to be incurred (over 100 years), the amounts of the provision and asset are sensitive to even the slightest change in discount rates.

As at May 7, 2012, there were 192,928,475 common shares outstanding. In addition, there were 13,482,500 director, employee and contractor stock options. More information on these instruments and the terms of their exercise is set out in note 21 of our 2011 annual financial statements.

Liquidity, cash flow and capital resources

At March 31, 2012, the Company had cash and equivalents of $318.3 million, as compared to $277.8 million at December 31, 2011. At December 31, 2011, an additional $40.6 million of highly-liquid money market instruments were recorded as current other financial assets, but were converted to cash and equivalents during first quarter 2012. We maintained our strategy of retaining significant liquidity to fund operations and the GDP3 expansion.

Operating cash flow for first quarter 2012 was an inflow of $52.0 million compared to an outflow of $3.0 million for the prior-year quarter. A $42.7 -million decrease in non-cash working capital was the primary contributor to the significant swing in operating cash flow year over year.

The principal use of operating cash flows during the quarter was capital expenditures and the repurchase of common shares. With the issuance of the senior notes, a future use of operating cash flow will be the repayment of debt including interest.

Future changes in market copper and molybdenum prices could impact the timing and amount of cash available for future investment in capital projects and/or other uses of capital. To partially mitigate these risks, we enter into copper hedges on our share of Gibraltar copper production. Alternative sources of funding for future capital or other liquidity needs include future operating cash flow, strategic partnerships, such as the Gibraltar joint venture and the Franco-Nevada gold stream transaction, and debt or equity financings. These alternatives are regularly evaluated to determine the optimal mix of capital resources to address our capital needs and minimize our weighted average cost of capital.

Cash provided by investing activities for first quarter 2012 was $2.8 million. The maturity of $42.2 million in DCDs with terms greater than three months and $2.1 million of interest received was partially offset by $41.5 million invested in property, plant and equipment. The prior-year quarter reflects $6.8 million invested in property, plant and equipment and $9.0 million invested in DCDs.

Cash used for financing activities for first quarter 2012 was $12.0 million compared to cash provided by financing activities of $3.7 million for the prior-year quarter. Included in first quarter 2012 are repurchase of common shares for $7.5 million and a combined $5.0 million for debt repayment and interest charges. This compares to cash provided by financing activities for first quarter 2011 of $3.7 million comprised of $6.9 million in proceeds on the issuance of common shares offset by $3.2 million for debt repayment and interest charges.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Hedging strategy

We implemented our hedging program in 2009 as copper prices were recovering from the commodity pricing collapse that occurred in late 2008 and early 2009. Since that time, our strategy has been to hedge at least 50% of our copper production using put options that are either purchased outright or funded by the sale of calls that are significantly out of the money using either a zero-cost basis or funded basis.

The amount and duration of our hedge position is based on our assessment of business-specific risk elements combined with the copper pricing outlook. Currently we have 90% of our estimated share of the remaining 2012 Gibraltar production hedged at $3.50 per pound. This increased hedging level is based on the potential risks associated with a copper price correction during the build-out of GDP3. This corresponds with a period of heightened vulnerability given the scope of the capital expenditure and working capital requirements during 2012. The project is scheduled to be completed and commissioned in late 2012.

We review our copper price and quantity exposure at least quarterly to ensure that adequate revenue protection is in place. Our hedge positions are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

Considerations on the cost of the hedging program include an assessment of Gibraltar’s estimated production costs, anticipated copper prices and estimated gross margins during the relevant period.

SUMMARY OF QUARTERLY RESULTS

($ in thousands,	2012	2011				2010
except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	55,353	60,512	84,204	48,349	58,801	108,959	37,540	56,453
Net earnings (loss)	(8,344)	(7,694)	30,028	(1,113)	5,753	25,550	728	44,783
EPS [1]	(0.04)	(0.04)	0.15	(0.01)	0.03	0.14	0.00	0.24
Adjusted net earnings (loss) [2]	1,272	9,941	(1,991)	1,863	7,971	31,274	6,276	3,335
Adjusted EPS [1]	0.01	0.05	(0.01)	0.01	0.04	0.17	0.03	0.02
EBITDA 2, 3	(4,337)	(4,830)	56,525	3,685	15,301	46,353	3,893	22,436
Adjusted EBITDA 2, 3	9,049	19,220	13,669	8,637	16,617	52,491	11,795	9,048
(US$ per pound, except where indicated)
Realized copper price [2]	3.87	3.56	3.73	4.25	4.28	4.09	3.78	3.18
Total cash costs of sales [2]	2.23	2.20	2.33	2.37	2.08	1.69	1.79	2.08
Copper sales (million pounds)	12.7	15.4	21.8	10.7	12.8	25.2	8.7	16.5

1 Calculated using weighted average number of shares outstanding under the basic method. Sum of all the quarters may not add up to the yearly total due to rounding.
2 Adjusted net earnings (loss), adjusted EPS, EBITDA, adjusted EBITDA, realized copper price and total cash costs of sales are non-GAAP financial performance measure with no standard definition under IFRS. See pages 16-18 of the Company’s MD&A.
3 Certain prior-period measures have been recalculated to conform with the presentation adopted for the current period.

Our financial results for the last eight quarters reflect: volatile copper and molybdenum prices that impact realized sales prices; variability in the quarterly sales volumes due to timing of shipments which impacts revenue recognition; and, more recently, a trend of increasing production costs primarily caused by inflationary pressures on key input costs.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are presented in note 2 of the Financial Statements. The preparation of the Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas where judgment is applied include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; finished and in-process inventory quantities; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; assessment of joint control in business combinations; and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to the Financial Statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventory, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

During the quarter, the Company was advised by its auditors, KPMG LLP, that the Public Company Accounting Oversight Board (PCAOB) communicated to the auditors that based on their inspection results, that an alternative accounting treatment might be more appropriate for the Company’s 2010 joint venture transaction with Cariboo. Pursuant to that transaction, Cariboo purchased a 25% joint venture interest in the Gibraltar mining operations for $187 million. This transaction implied a total value for the Gibraltar mining operations of approximately $748 million and in the Company’s annual reconciliation of accounts from Canadian generally accepted accounting principles (GAAP) to United States GAAP, it recognized a gain calculated as 100% of the difference between the Company’s carrying cost of the Gibraltar mining operations of $368 million and its implied value, for a reported gain of $380 million. Under US GAAP, 100% of the gain is recognized if the Company no longer controls the joint venture. The accounting identified by the PCAOB is dependent on whether a change of control of the Gibraltar mining operations occurred as a result of the joint venture transaction.

Depending on the outcome of anticipated discussions with the PCAOB and the SEC, it is possible that the Company may have to reverse the gain recognition for US GAAP purposes on 100% of the Gibraltar mining operations and recognize a gain only on the 25% actually sold or potentially recognize the gain as an equity transaction rather than through income. This would necessitate related restatements to the carrying value of the Gibraltar mining operations and the presentation of Cariboo’s minority interest but would have no effect on cash flows in 2010 or thereafter. Based on the review of PCAOB’s comments to date, the Company believes that the accounting approach taken on the joint venture transaction and subsequent accounting were and continue to be appropriate.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

Our internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Our internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in our annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal control over financial reporting and disclosure controls and procedures during the period ended March 31, 2012 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include the members of the Board of Directors and executive officers of the Company.

During first quarter 2012, the Company incurred total compensation expenses of $2.8 million for its key management personnel.

Other related parties

Hunter Dickinson Services Inc. ("HDSI") is a private company which has certain directors in common with the Company. HDSI carries out geological, engineering, corporate development, administrative, financial management, investor relations, and other management activities for the Company. The terms and conditions of the transactions are similar to transactions conducted on an arm’s length basis. During first quarter 2012, the Company incurred general and administrative expenses of $0.4 million and exploration and evaluation expenses of $0.2 million with HDSI. This compares to general and administrative expenses of $0.5 million, exploration and evaluation expenses of $0.2 million, and prepaid rent of $1.0 million in first quarter 2011.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

The Gibraltar joint venture pays a management fee to the Company for services rendered as operator of the Gibraltar mine. In addition, the Company pays compensation expenses for certain individuals providing services to the Gibraltar joint venture and invoices the joint venture for reimbursement of these expenses. During the first quarter 2012, the Company has recognized $0.3 million of income for these services rendered, compared to $0.2 million in first quarter 2011.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

EBITDA and adjusted EBITDA

EBITDA represents net earnings before interest, income taxes, and depreciation. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present EBITDA when reporting their results. We believe issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. We believe EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

We present adjusted EBITDA as a further supplemental measure of our performance and ability to service debt. We prepare adjusted EBITDA by adjusting EBITDA to eliminate the impact of a number of items we consider non-recurring or do not consider indicative of our ongoing operating performance. You are encouraged to evaluate each adjustment and the reasons we consider them appropriate for supplemental analysis.

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that we believe are not likely to recur or are not indicative of our future operating performance consisting of:

  Unrealized gains/losses on derivative instruments;
  Gains/losses on the sale of marketable securities;
  Changes in the fair value of financial instruments;
  Foreign currency translation gains/losses; and
  Non-recurring transactions.

While recurring in nature, we believe unrealized gains/losses on derivative instruments are not necessarily reflective of the underlying operating results for the reporting periods presented.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

	Three months ended March 31,
($ in thousands, except per share amounts)	2012	2011
Net (loss) earnings	$(8,344)	$5,753
Add:
Depreciation	3,863	2,594
Interest expenses	3,777	955
Interest income	(1,901)	(1,440)
Income tax (recovery) expense	(1,732)	7,439
EBITDA	$(4,337)	$15,301
Adjustments:
Unrealized (gain)/loss on derivative instruments	15,484	(3,180)
Foreign currency translation	(1,692)	3,331
Unrealized (income) loss on DCDs	(171)	636
Gain on sale of marketable securities	(235)	-
Changes in fair value of warrants	-	529
Adjusted EBITDA	$9,049	$16,617

Adjusted net earnings

Adjusted net earnings removes the effect of the following transactions from net earnings as reported under IFRS:

  Unrealized gains/losses on derivative instruments;
  Gains/losses on the sale of financial instruments;
  Changes in the fair value of financial instruments;
  Foreign currency translation gains/losses; and
  Non-recurring transactions, including non-recurring tax adjustments.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended March 31,
($ in thousands, except per share amounts)	2012	2011
Net (loss) earnings	$(8,344)	$5,753
Unrealized loss (gain) on derivatives	15,484	(3,180)
Gain on sale of marketable securities	(235)	-
Changes in fair value of warrants	-	529
Unrealized (income) loss on DCDs	(171)	636
Foreign currency translation losses (gains)	(1,692)	3,331
Tax effect of adjustments	(3,770)	902
Adjusted net earnings	$1,272	$7,971
Adjusted EPS	$0.01	$0.04

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Total cash costs per pound

Total cash costs of sales include all costs absorbed into inventory, as well as by-product credits, treatment & refining costs and transportation costs, less non-cash items such as depreciation and share-based compensation. Total cash costs per pound sold are calculated by dividing the aggregate of the applicable costs by copper pounds sold. Total cash costs of production are total cash costs of sales adjusted for the net movement in inventory during the period. Total cash costs per pound produced are calculated by dividing the aggregate of the applicable costs by copper pounds produced. These measures are calculated on a consistent basis for the periods presented.

	Three months ended March 31,
($ in thousands, unless otherwise indicated)	2012	2011
Cost of sales	$38,231	$33,575
Less non-cash items:
Depreciation	(3,696)	(2,400)
Share-based compensation	(50)	(86)
Less by-product credits:
Molybdenum	(5,290)	(4,066)
Silver	(750)	(878)
Total cash costs of sales	$28,445	$26,145
Total copper sold (thousand pounds)	12,736	12,755
Total cash costs per pound sold	2.23	2.05
Average exchange rate for the period (CAD/USD)	1.0013	0.9859
Total cash costs of sales (US$ per pound)	$2.23	$2.08

Total cash costs of sales	$28,445	$26,145
Net change in inventory	8,609	3,774
Total cash costs of production	$37,054	$29,919
Less offsite costs:
Treatment and refining costs	(2,761)	(2,552)
Transportation costs	(3,134)	(2,766)
Net operating cash costs	$31,159	$24,601
Total copper produced (thousand pounds)	15,638	14,436
Total cash costs per pound produced	1.99	1.70
Average exchange rate for the period (CAD/USD)	1.0013	0.9859
Net operating cash costs of production (US$ per pound)	$1.99	$1.73